SEC FILE NO. 1-6836

CUSIP NO. 338517 10 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR

For Period Ended: October 3, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Full Name of Registrant:	Flanigan’s Enterprises, Inc.
Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):	5059 N.E. 18th Avenue, Fort Lauderdale, FL 33334

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Flanigans’s Enterprises, Inc., (the “Company”), is not filing by the prescribed due date its Form 10-K for the fiscal year ended October 3, 2020 (the “Form 10-K”). The Company intends to file the 10-K on or before the fifteenth calendar day extension provide by Rule 12-25. The delay in filing has been caused by the need for additional time to complete the presentation of its financial statements and the analysis thereof to be included in the 10-K.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “intend” and “anticipate” as well as variations of these words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing analysis of our financial statements. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jeffrey D. Kastner	(954)	377-1961
(Name)	(Area Code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Flanigan’s Enterprises, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 4, 2021	/s/ Jeffrey D. Kastner
Jeffrey D. Kastner, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Registrant:	FLANIGAN’S ENTERPRISES, INC.	SEC FILE NO. 1-6836

Form 12b-25 - Notification of Late Filing

Part IV (3) - Explanation

It is anticipated that the Company will:

(i)               Report a decrease in revenue generated from restaurant food and bar sales for its fiscal year ended 2020 as compared to its fiscal year ended 2019.  Revenue generated from restaurant food and bar sales for fiscal year ended 2020 decreased when compared to restaurant food and bar sales for fiscal year ended 2019 due to the adverse effects of the coronavirus pandemic and related shelter in place orders and other governmental mandates relating thereto which, among other things, required the Company to limit and for certain periods of time, cease food and bar service at its restaurants (”COVID -19”) ; and

(ii)              Report a decrease of (a) approximately $3.20 million in net income for fiscal year ended 2020 to $2.18 million from approximately $5.38 million for fiscal year ended 2019 due to the adverse effects of COVID-19 on the Company’s operations; and (b) approximately $2.54 million in net income attributable to stockholders for fiscal year ended 2020 to approximately $1.11 million from approximately $3.65 million for fiscal year ended 2019 due to the adverse effects of COVID-19 on the Company’s operations and a recently enacted  federal law which provides that tax deductions are allowed for otherwise deductible expenses paid with the proceeds of a Paycheck Protection Program loan that is forgiven.